Lockheed Martin Corporation

6801 Rockledge Drive Bethesda, MD 20817

Telephone 301-897-6764 Facsimile 301-897-6813

Email: martin.t.stanislav@lmco.com

[LOCKHEED MARTIN LOGO APPEARS HERE]

Martin T. Stanislav

Vice President and Controller

October 28, 2005

Filed Via EDGAR and Courier

Mr. Michael Fay

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-3561

RE:	Lockheed Martin Corporation
Form 10-K: For the Year Ended December 31, 2004
Form 10-Q: For the Quarter Ended March 31, 2005
File Number: 001-11437

Ladies and Gentlemen:

This letter is submitted in response to the review comments provided in your letter, dated October 14, 2005, addressed to Robert J. Stevens, Chairman, President & Chief Executive Officer of Lockheed Martin Corporation, with regard to the above-referenced filings. We appreciate the opportunity to respond to the Staff’s comments, and have done so within the ten-day period requested. As noted in our responses below, we will enhance our disclosures in future filings and have, where applicable, incorporated enhancements into the disclosures in our Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed with the Commission earlier today. For convenience of reference, we have repeated the Staff’s comments followed by our response.

Mr. Michael Fay

Securities and Exchange Commission

October 28, 2005

Form 10-K: For the Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis…page 28

Critical Accounting Policies, page 34

Contract Accounting/Revenue Recognition, page 34

1.	To the extent practicable and meaningful, please provide quantitative disclosure of the factors that are sensitive to change. Refer to Section V of FR 72 for further guidance. Provide us with a copy of your intended disclosure.

In future filings, we will provide a sensitivity analysis reflecting the impact on our net earnings of a change in the assumptions regarding the estimated profit at completion for all contracts. As requested, the following is an example of our proposed disclosure:

Excerpt from 2004 Form 10-K – last paragraph under the caption “Contract Accounting / Revenue Recognition” on page 35 – new text reflected as bold:

Products and services provided under long-term development and production contracts make up a large portion of our business. Therefore, the amounts we record in our financial statements using contract accounting methods and cost accounting standards are material. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. For example, if underlying assumptions were to change such that our estimated profit at completion for all contracts was higher or lower by     %, our net earnings would increase or decrease by approximately $         million. When adjustments in estimated contract revenues or costs are required, any changes from prior estimates are generally included in earnings in the current period. We closely monitor compliance with and the consistent application of our critical accounting policies related to contract accounting. Business segment personnel assess the status of contracts through periodic contract status and performance reviews. Also, regular and recurring evaluations of contract cost, scheduling, and technical matters are performed by management personnel separately from the business segment performing work under the contract. Costs incurred and allocated to contracts with the U.S. Government are reviewed for compliance with regulatory standards by our personnel, and are subject to audit by the Defense Contract Audit Agency.

In drafting and re-evaluating our disclosures regarding critical accounting estimates, we considered FR 72 after its release in December 2003. Upon reconsideration, and in response to the Staff’s comment, we believe that it would be meaningful to provide sensitivity information related to an assumption such as estimated profit or loss at completion which is, in effect, the result of the consideration of the many assumptions included in our estimation of contract revenues and costs as discussed in our disclosure. To do so would reinforce to the reader that changes in underlying assumptions have a direct impact on the rate at which we record profits, and therefore on our results of operations.

Mr. Michael Fay

Securities and Exchange Commission

October 28, 2005

Results of Operations, page 38

2.	It is not clear from your current disclosure why amounts for items such as the charge for Pit 9 litigation, gain on sale of interest in New Skies, and other similar items are not allocated to a business segment. Please clarify for us and disclose why it is appropriate to include these amounts in unallocated.

In the case of the charge associated with the Pit 9 litigation, the underlying contract for the Pit 9 program, which gave rise to the litigation, was associated with and included as part of an environmental remediation line of business that the Corporation exited in 1996. Since that time, the Pit 9 litigation has been managed by the Corporate office because it is not associated with any of our existing business segments. The equity investment in New Skies was acquired in connection with the acquisition of COMSAT Corporation in 2000 and was reported as part of the Corporation’s former global telecommunications segment. In 2001, the Corporation decided to exit the global telecommunications services business and ceased separate reporting of the segment. Since that time, the New Skies investment, along with other equity investments remaining from our global telecommunications business, have been managed by the Corporate office and reported as part of “Net Unallocated Corporate (Expense) Income”.

The items and related amounts included in the table on page 39 have been excluded from segment operating results consistent with the management approach promulgated by FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Based on the nature of these items, senior management does not deem it appropriate to allocate the related amounts to results of operations of the segments. Therefore, the measure of profit or loss reported to our senior management for purposes of making decisions about allocating resources to the segments and assessing their performance does not include these amounts.

In reviewing the Staff’s comment, we recognized that the placement of the table as part of the discussion of consolidated results of operations may be confusing to a reader. In future filings, we will present the table after the MD&A discussion of each of our business segments in the section captioned “Net Unallocated Corporate (Expense) Income”. This revised placement is reflected in the Corporation’s Form 10-Q for the quarter ended September 30, 2005 (see page 27).

Liquidity and Cash Flows, page 46

Operating Activities, page 46

3.

We note that cash flows from operating activities increased by $1.1 billion in 2004 compared to 2003. You disclose that earnings were the driving force for the increase. However, the increase in 2004 earnings was only approximately $200 million. We also note a like disclosure in your Form 10-Q for the quarter ended March 31, 2005 for relatively similar circumstances. Please expand your disclosure to discuss, in terms of cash, and quantify the significant factors that caused the material increases in cash flow from operating activities in each of the current periods indicated relative to the corresponding prior year periods. As you

Mr. Michael Fay

Securities and Exchange Commission

October 28, 2005

use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance. Provide us with a copy of your intended disclosure.

In response to the comment, the Corporation has made the following disclosure on page 28 of its Form 10-Q for the quarter ended September 30, 2005, as filed with the Commission on October 28, 2005, and will incorporate similar detail in future filings:

Net cash provided by operating activities for the nine months ended September 30, 2005 increased by $303 million to $3.1 billion as compared to the same period of 2004. The increase was primarily attributable to an increase in net earnings of $363 million during the first nine months of 2005 as compared to 2004. The focus on improving our cash management processes continued to contribute to the aggregate reduction in operating working capital accounts (receivables, inventories, accounts payable, and customer advances and amounts in excess of costs incurred) this year, including a reduction of approximately $452 million for the first nine months of 2005 as compared to a reduction of $814 million during the first nine months of 2004. The improvement in operating working capital accounts was lower by $362 million between the periods, but this reduction was partially offset by a $278 million net increase in cash primarily due to the timing of payments for various operating activities when comparing the nine-month periods of each year. Although we will continue to focus on management of operating working capital accounts, we do not expect the rate of improvements we have experienced in prior periods to continue into the foreseeable future.

Investing Activities, page 46

4.	Please disclose the amount of commitments for capital expenditures at the end of the fiscal year and the anticipated sources of funds to meet the commitments, in accordance with Item 303(A)(2)(i) of Regulation S-K. To the extent material and meaningful, disclose the significant activities and amounts to which the expenditures pertain.

The Corporation will separately disclose in future annual filings, the amount of commitments for capital expenditures at the end of its fiscal year. The Corporation also will disclose, to the extent material and meaningful, the significant activities to which the commitments for capital expenditures pertain.

As of December 31, 2004, the Corporation’s commitments for capital expenditures were $168 million. The commitments included amounts for facilities and equipment at various locations, related to our customer contracts.

On page 47 of its 2004 Form 10-K, the Corporation disclosed “Cash and cash equivalents, short-term investments, cash flow from operations and other available financing resources, are expected to be sufficient to meet anticipated operating, capital expenditure and debt-service requirements, as well as acquisition and other discretionary investment needs, projected over the next three years.” The Corporation will more clearly note the

Mr. Michael Fay

Securities and Exchange Commission

October 28, 2005

source of funding for its commitments for capital expenditures at the end of the fiscal year.

Contractual Commitments and Off-Balance Sheet Arrangements, page 48

5.	We note your disclosure that the amount in the table on this page excludes purchase obligations associated with contracts that contain a termination for convenience provision. To the extent material, it appears that disclosure of the amounts excluded would be meaningful, since the timing of the cash flows between your obligations and the amounts that may be reimbursed to you, if any, may significantly differ. Please disclose the aggregate of such amounts for each year presented in the table.

The Corporation will include purchase obligations associated with contracts that contain a termination for convenience provision in the table for “Contractual Commitments and Off-Balance Sheet Arrangements” in future annual filings.

6.	Additionally, to the extent material, please include in the notes to the financial statements the disclosures specified in paragraphs 7 and 10(a) in FAS 47 as appropriate.

To the extent material, the Corporation will include in the notes to financial statements in future filings the disclosures specified in paragraphs 7 and 10(a) of FAS 47. As of December 31, 2004, the Corporation’s unconditional purchase obligations were not material.

Item 8. Financial Statements and Supplementary Data, page 51

Consolidated Statement of Earnings, page 54

7.	Please explain to us why you do not report sales of tangible products and services separately on the face of the statement of earnings, or disclose such elsewhere, in accordance with Rule 5-03.1 of Regulations S-X.

In future annual filings, we will report net sales and cost of sales from both the sale of tangible products and from the provision of services.

Based on the nature of our products and services, and the fact that our segment reporting is organized based on differences in the products and services we offer, we previously relied on our segment footnote disclosures to provide an understanding of revenues related to tangible products versus services. Our view was that our segment descriptions in “Note 15 – Information on Business Segments” provided adequate detailed descriptions of the products and/or services offered by each, and the subsequent table of net sales by segment provided the relative impact of each segment’s contribution to total net sales. We believed this information provided the reader with a general understanding of net sales attributable to tangible products versus services.

Mr. Michael Fay

Securities and Exchange Commission

October 28, 2005

Note 4 – Receivables, page 63

8.	We note that a portion of your sales is to customers other than the U.S. government. Please tell us the amount of any allowance for doubtful accounts as of each balance sheet date presented, including any activity in the account. Refer to paragraph 13(e) of SOP 01-6 and Rule 5-04(c), Schedule II of Regulation S-X for guidance.

To the extent material, the Corporation will disclose its allowance for doubtful accounts in future annual filings. As of December 31, 2004 and 2003, the Corporation’s allowance for doubtful accounts amounted to $37 million and $35 million, respectively. The net increase in the allowance for doubtful accounts during 2004 was $2 million. We did not view the amount of the allowance for doubtful accounts (less than 1% of receivables and 0.2% of total assets in both years), or the change, as material for disclosure in the periods presented.

Note 8 – Debt, page 65

9.	We note the disclosures in regard to the floating rate convertible debentures due in 2033 in the first and second full paragraphs on page 66. Please explain to us and disclose a summary of the certain events that are not currently anticipated, the absence of which affect the convertibility of the debentures. Explain to us and disclose how the applicable conversion price is determined and the specified period during each quarter that such is determined. Explain to us your consideration of accounting for the conversion feature as a derivative in accordance with FAS 133 and related authority. Please provide us with a copy of the indenture for these notes.

Please explain to us and disclose a summary of the certain events that are not currently anticipated, the absence of which affect the convertibility of the debentures.

The following is a summary of the “certain events not currently anticipated”:

•	Lockheed Martin calling the debentures for redemption;
•	Lockheed Martin distributing to all holders of our common stock certain rights or warrants entitling them to purchase shares of our common stock at less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of the distribution;
•	Lockheed Martin distributing to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution; and
•	The credit rating assigned to the debentures by either Moody’s or Standard & Poor’s is lower than Ba1 or BB+, respectively, or the debentures are no longer rated by at least one of Moody’s or Standard & Poor’s.

Mr. Michael Fay

Securities and Exchange Commission

October 28, 2005

In future annual filings, we will enhance our disclosures to include a summary of the events that may affect the convertibility of the debentures as described above.

Explain to us and disclose how the applicable conversion price is determined and the specified period during each quarter that such is determined.

The initial applicable conversion price was $75.79 per share of common stock, and is adjusted upon the occurrence of any of the following events:

•	Payment of dividends and other distributions on Lockheed Martin common stock, payable exclusively in shares of our stock;
•	Issuance to all holders of Lockheed Martin common stock of rights or warrants that allow the holders to purchase shares of our common stock at less than market price during a specified period;
•	Subdivisions or combinations of Lockheed Martin common stock;
•	Distributions to all holders of Lockheed Martin stock of our assets, debt, securities, shares of our capital stock, or rights or warrants to purchase our securities;
•	Distributions by Lockheed Martin consisting exclusively of cash to all holders of our common stock, excluding any quarterly cash dividend that does not exceed $0.12; or
•	Payment by Lockheed Martin or one of its subsidiaries in respect to a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment exceeds the last reported sales price of our common stock on the trading day next succeeding the last day on which tenders or exchanges may be made pursuant to the tender or exchange offer.

The conversion price as of December 31, 2004 was $75. The conversion price was adjusted as a result of increases in the Corporation’s quarterly dividend.

Convertibility, but not the conversion price, is affected by changes in the stock price, as described in Note 8. The debentures become convertible when the share price equals or exceeds 130% of the conversion price for 20 of the 30 days at the end of the preceding calendar quarter (prior to the fourth quarter of 2028, and then only for that one quarter), or once that threshold is achieved on any one day after August 15, 2028. The debentures also become convertible during the five business days following any five consecutive trading day period in which the trading price per debenture for each day is less than 98% of the product of the last reported sale price of Lockheed Martin common stock and the conversion rate of the debentures on each such day, or upon the occurrence of any of the previously mentioned “certain events not currently anticipated.”

In future annual filings, we will enhance our disclosures to include a summary of the events that may change the conversion price of the debentures as described above, and the conversion price at the end of the period covered by the filing.

Mr. Michael Fay

Securities and Exchange Commission

October 28, 2005

Explain to us your consideration of accounting for the conversion feature as a derivative in accordance with FAS 133 and related authority.

In our evaluation of the conversion feature of the debenture as a derivative in accordance with FAS No. 133, we considered the provisions of relevant EITF and FASB literature and reached the conclusion that if the embedded derivative were evaluated as a freestanding derivative, it would be classified as equity and therefore not considered a derivative under the provisions of FAS No. 133.

Please provide us with a copy of the indenture for these notes.

The Indenture, dated as of August 13, 2003, for the $1,000,000,000 aggregate principal amount outstanding of Floating Rate Convertible Senior Debentures due August 13, 2033, between Lockheed Martin Corporation and The Bank of New York, as Trustee (the “Indenture”), was included as Exhibit 4.4 to the Corporation’s Form S-3 (Registration No. 333-108333), filed with the Commission on August 28, 2003. The Indenture was amended on December 6, 2004. The First Supplemental Indenture was included as Exhibit 99 to the Corporation’s Form 8-K filed with the Commission on December 6, 2004. We are providing a courtesy copy of each document supplementally with our response.

10.	It appears from your disclosures in Note 3 that the debentures had no impact on earnings per share. Please explain to us and disclose why not, and the number of shares of common stock into which the debentures were convertible that were excluded from the EPS calculation.

As disclosed in the fourth paragraph of Note 8, under the terms of the First Supplemental Indenture entered into in December 2004, Lockheed Martin irrevocably elected and agreed to pay only cash in lieu of common stock for the accreted principal amount pertaining to the conversion obligation. This effectively eliminated the convertibility from the terms of the debenture for all but the conversion obligations related to amounts exceeding the accreted principal, if any. There was no amount exceeding the accreted principal at the end of 2004, nor will there be until the conversion price has been exceeded. Due to the modification of the terms of the indenture and in consideration of the provisions of EITF 04-08, we concluded that the debentures had no impact on our earnings per share calculation.

Note 14 – Legal Proceedings, Commitments and Contingencies, page 75

11.	We note the disclosure in the first paragraph on page 77 in regard to the litigation in Redlands, California. Based on the disclosure of your environmental liabilities recorded for this site, please tell us what, if any, liability has been recorded for this litigation.

As of December 31, 2004 and March 31, 2005, the Corporation had recorded a contingent liability reserve in the amount of $5M for the Redlands tort claim litigation. The amount of the reserve was not disclosed, because it is not deemed material.

Mr. Michael Fay

Securities and Exchange Commission

October 28, 2005

Environmental Matters, page 77

12.	We note your disclosure that costs associated with environmental matters may be projected for up to 20 years. Please tell us to what extent you use discounting to determine the amount of the related liability.

The Corporation does not use discounting to determine its environmental liabilities, since the liabilities do not meet the conditions set forth in Statement of Position 96-1, “Environmental Remediation Liabilities”.

Note 15 – Information on Business Segments, page 77

13.	Please disclose the factors used to identify your reportable segments, including the basis of organization, in accordance with paragraph 26(a) of FAS 131.

The Corporation has elected to organize its business segments around differences in its products and services. In future filings, we will include disclosure in the opening paragraph of our “Information on Business Segments” footnote describing this election. This disclosure is reflected in the Corporation’s Form 10-Q for the quarter ended September 30, 2005 (see page 16).

As requested, in connection with providing responses to the comments, Lockheed Martin hereby acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact the undersigned at (301) 897-6764.

Sincerely,

/s/ Martin T. Stanislav

Martin T. Stanislav

Vice President and Controller

cc:	Mr. Doug Jones
Ms. Tracie Northan
Mr. Robert J. Stevens
Mr. Christopher E. Kubasik